TSX, NYSE - HBM
2022 No. 3
25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Provides Annual Reserve and Resource Update

  Mineral reserve growth replaces close to 100% of 2021 mining depletion and extends the mine life at each of Constancia and Snow Lake by one year to 2038
  Annual copper production from Constancia is expected to average approximately 105,000 tonnes over the next seven years, a 35% increase from 2021 levels
  Annual gold production from Snow Lake is expected to average over 180,000 ounces over the next six years, a more than 55% increase from 2021 levels
  Positive scoping study on underground mining potential at Constancia Norte results in an initial inferred mineral resource estimate of 6.5 million tonnes at 1.2% copper, adding potential to increase copper production at Constancia after 2028
  Successful exploration at Lalor and the 1901 deposit in Snow Lake further increases the size of the base metal and gold zones at these deposits; contained gold in Snow Lake's mineral reserve estimates increases by 218,000 ounces to 2.4 million ounces
  Ongoing exploration drilling at Copper World in Arizona has the potential to extend known mineralization on private mining claims; preliminary economic assessment remains on track for completion in the first half of 2022

Toronto, Ontario, March 28, 2022 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its annual mineral reserve and resource update. All amounts are in U.S. dollars, unless otherwise noted.

"We have continued to grow our copper and gold mineral reserves and resources through successful exploration in Peru, Snow Lake and Arizona," said Peter Kukielski, Hudbay's President and Chief Executive Officer. "While we already have a solid production growth profile for many years to come, our exploration efforts over the past year have been successful in replacing what we have mined, adding reserves to our life of mine plans and expanding our resource base to position us for additional long-term reserves growth. This is another example of our proven track record of delivering value through exploration, and we look forward to continuing to advance our leading organic pipeline of copper exploration and development assets for the next stage of growth at Hudbay."

Constancia Operations

Mine planning gains and economic re-evaluations have resulted in additional mineral reserves at Constancia which have largely offset 2021 mining depletion. Current mineral reserve estimates at Constancia total 521 million tonnes at 0.31% copper with over 1.6 million tonnes in contained copper. As a result, Constancia's expected mine life has been extended one year to 2038. The copper contained in inferred mineral resources has also increased in 2022 due to the inclusion of the Constancia Norte underground mineral resource estimates.

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2022 No. 3

In 2021, Hudbay completed a positive scoping study which resulted in an inferred mineral resource estimate of 6.5 million tonnes at 1.2% copper in two high grade skarn lenses located below the open pit in the Constancia Norte area. The study concluded these two lenses could be mined by underground methods starting in 2029 to supplement the open pit production. Please refer to Figure 1 for a cross-section of the conceptual underground mine design at Constancia Norte. The company intends to conduct infill drilling and an internal pre-feasibility study in hopes of converting the underground mineral resources to mineral reserves for inclusion in the mine plan for the Constancia operations.

Hudbay released an updated mine plan for Constancia in 2021 that reflected an increase in copper and gold production from 2022 to 2025 as the higher grades from the Pampacancha deposit enter the mine plan. The updated mine plan incorporates higher-grade reserves including the Constancia Norte pit extension. With the incorporation of Pampacancha and the Constancia Norte pit extension, annual production at Constancia is expected to average approximately 105,000 tonnes of copper and 60,000 ounces of gold over the next seven years, an increase of approximately 35% and 20%, respectively, from 2021 levels.

Current mineral reserves and resources (exclusive of reserves) for Constancia and Pampacancha as of January 1, 2022 are summarized below.

Constancia Operations Mineral Reserve and Resource Estimates[1],2,3,4,5	Tonnes	Cu Grade (%)	Mo Grade (g/t)	Au Grade (g/t)	Ag Grade (g/t)
Constancia Reserves
Proven	426,200,000	0.29	82	0.042	2.90
Probable	56,800,000	0.24	69	0.043	3.06
Total Proven and Probable - Constancia	483,000,000	0.28	80	0.042	2.92
Pampacancha Reserves
Proven	36,400,000	0.65	177	0.368	5.26
Probable	1,600,000	0.52	234	0.259	6.33
Total Proven and Probable - Pampacancha	38,000,000	0.65	179	0.364	5.30
Total Proven and Probable	521,000,000	0.31	87	0.065	3.09
Constancia Resources
Measured	123,800,000	0.22	64	0.038	2.07
Indicated	118,200,000	0.22	65	0.037	2.08
Inferred - Open Pit	51,000,000	0.30	77	0.054	2.69
Inferred - Underground	6,490,000	1.20	69	0.137	8.62
Pampacancha Resources
Measured	9,200,000	0.37	63	0.293	5.71
Indicated	1,500,000	0.39	152	0.223	6.63
Inferred	6,800,000	0.33	102	0.286	5.01
Total Measured and Indicated	252,700,000	0.23	65	0.048	2.23
Total Inferred	64,300,000	0.40	79	0.087	3.53

Note: totals may not add up correctly due to rounding.

1 Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

2 Mineral resources do not include factors for mining recovery or dilution.

3 The open pit mineral reserves and resources are estimated using a minimum NSR cut-off of $6.40 per tonne and assuming metallurgical recoveries (applied by ore type) of 86% for copper on average for the life of mine, while the underground inferred resources at Constancia Norte are based on a 0.65% copper cut-off grade.

4 Long-term metal prices of $3.45 per pound copper, $11.00 per pound molybdenum, $1,500 per ounce gold, and $20.00 per ounce silver were used to estimate mineral reserves and resources.

5 Mineral resources are based on resource pit designs containing measured, indicated, and inferred mineral resources.

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2022 No. 3

Peru Regional Exploration

Hudbay controls a large, contiguous block of mineral rights with the potential to hold mineable deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna and Kusiorcco properties. Exploration agreement discussions with the communities of Uchucarcco and Anahuichi on the Maria Reyna, Kusiorcco and Caballito properties are in progress.

Drilling continues at the Llaguen copper porphyry target in northern Peru with a total of 9,250 metres in 21 holes completed to-date. Assays have been received for eight holes and all holes have intersected mineralization. Based on the positive results from the initial drilling, a second phase of drilling has been initiated aimed at defining an initial inferred mineral resource estimate for Llaguen in the third quarter of 2022.

Other Constancia Updates

In March 2022, Hudbay obtained approval from Peru's National Environmental Certification Service for Sustainable Investments (SENACE) of a third amendment to the Environmental and Social Impact Assessment ("ESIA MOD III") for Constancia. The ESIA MOD III will allow for the optimization of the water balance and management plan, an alternate road for concentrate transportation, improvements to the tailings management facility dam design criteria and other operational benefits. This approval was obtained with technical input from the National Water Authority, the Ministry of Agrarian Development and Irrigation, and the Ministry of Culture.

The company also signed an addendum to its framework agreement with the province of Chumbivilcas in March 2022. Under the agreement, Hudbay will contribute to the district municipalities, assist with the return to classes in the education sector and continue to provide employment opportunities within the province.

Snow Lake Operations

As a result of exploration success in 2021, additional mineral reserves were identified at Lalor and the 1901 deposit, which are expected to extend the mine life of the Snow Lake operations by one year until 2038, maintaining the 17-year mine life. Resource to reserve conversion has more than offset 2021 mining depletion with a net gain for all metals, including an additional 218,000 ounces of gold contained in reserves after adjusting for 2021 mining depletion.

Refurbishment and commissioning activities at the New Britannia gold mill were completed in July 2021 and the construction of the new copper flotation facility at New Britannia was completed in October 2021, ahead of the original schedule. The copper facility consists of an innovative and first-of-its-kind flotation circuit based entirely on Jameson cells, a modern pneumatic flotation design that offers a compact layout, low-cost process and flexible flowsheet. Following a brief commissioning period, the New Britannia mill achieved commercial production on November 30, 2021. Full design throughput rates and recoveries are expected to be achieved in the second quarter of 2022, a mere six months after commissioning.

Hudbay released an updated mine plan for the Snow Lake operations in 2021 that reflected an increase in annual gold production to over 180,000 ounces on average during the next six years due to the incorporation of the New Britannia mill, which represents an increase of more than 55% from 2021 levels. The updated mine plan reflects the third phase of the company's Snow Lake gold strategy focused on expanding and further optimizing operations. These expansion and optimization initiatives include increasing the production rate at Lalor to 5,300 tonnes per day by the end of 2022 following the closure of the 777 mine, increasing the throughput rate at the Stall mill to 3,800 tonnes per day, incorporating mineral reserves from the 1901 deposit into the mine plan, and implementing a recovery improvement project at the Stall mill to increase copper and precious metal recoveries. There also remains potential to further enhance the Snow Lake operations through exploration opportunities and additional mill processing projects.

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2022 No. 3

Current mineral reserves and resources (exclusive of reserves) for Lalor, 1901 and other Snow Lake satellite deposits as of January 1, 2022 are summarized below.

Lalor Mine and 1901 Deposit Mineral Reserve and Resource Estimates[1],2,3,4,5,6,7	Tonnes	Zn Grade (%)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)
Base Metal Zone Reserves
Proven - Lalor	6,420,000	5.57	2.6	0.47	29.5
Proven - 1901	1,260,000	8.00	2.2	0.32	24.7
Probable - Lalor	1,300,000	4.02	3.2	0.50	32.4
Probable - 1901	380,000	10.01	0.7	0.29	31.0
Total Proven and Probable - Base Metal	9,360,000	5.86	2.6	0.45	29.3
Gold Zone Reserves
Proven - Lalor	3,590,000	0.82	5.9	0.62	28.5
Proven - 1901	50,000	1.22	3.8	0.78	18.7
Probable - Lalor	4,190,000	0.53	5.1	1.05	27.9
Probable - 1901	20,000	0.51	1.6	1.89	5.3
Total Proven and Probable - Gold	7,850,000	0.67	5.4	0.85	28.1
Total Proven and Probable (Base Metal and Gold)	17,200,000	3.50	3.9	0.64	28.7
Base Metal Zone Resources
Inferred - Lalor	1,960,000	5.72	1.5	0.31	30.4
Inferred - 1901	670,000	6.04	1.4	0.22	27.8
Total Inferred - Base Metal	2,630,000	5.80	1.5	0.29	29.7
Gold Zone Resources
Inferred - Lalor	4,170,000	0.28	5.1	1.56	29.0
Inferred - 1901	1,260,000	0.39	4.9	1.49	20.8
Total Inferred - Gold	5,430,000	0.31	5.1	1.54	27.1
Total Inferred (Base Metal and Gold)	8,060,000	2.10	3.9	1.13	28.0

Note: totals may not add up correctly due to rounding.

1 Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

2 Mineral resources do not include factors for mining recovery or dilution.

3 Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator while gold mineral resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

4 Long-term metal prices of $1.15 per pound zinc, $1,500 per ounce gold, $3.45 per pound copper, and $20.00 per ounce silver with an exchange rate of 1.30 C$/US$ were used to estimate mineral reserves and resources.

5 Lalor mineral reserves and resources are estimated using a minimum NSR cut-off of C$117 per tonne for waste filled mining areas and a minimum of C$127 per tonne for paste filled mining areas.

6 Individual stope gold grades at Lalor were capped at 10 grams per tonne as a prudent estimate until reserves-to-mill reconciliations can be developed to support the recovery of higher-grade gold. This capping method resulted in an approximate 3% reduction in the overall gold reserve grade at Lalor.

7 1901 mineral reserves and resources are estimated using a minimum NSR cut-off of C$110 per tonne.

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2022 No. 3

Snow Lake Regional Deposits - Gold Mineral Reserve and Resource Estimates[1],2,3,[4,5,6],7,8	Tonnes	Zn Grade (%)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)
Probable Reserves
WIM	2,450,000	0.25	1.6	1.63	6.3
3 Zone	660,000	-	4.2	-	-
Total Probable (Gold)	3,110,000	0.20	2.2	1.28	5.0
Inferred Resources
Birch	570,000	-	4.4	-	-
New Britannia	2,750,000	-	4.5	-	-
Total Inferred (Gold)	3,320,000	-	4.5	-	-

Note: totals may not add up correctly due to rounding.

1 Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

2 Mineral resources do not include factors for mining recovery or dilution.

3 Gold mineral resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

4 Long-term metal prices of $1.15 per pound zinc, $1,500 per ounce gold, $3.45 per pound copper, and $20.00 per ounce silver with an exchange rate of 1.30 C$/US$ were used to confirm the economic viability of the mineral reserve estimates.

5 WIM mineral reserves are estimated using a minimum NSR cut-off of C$150 per tonne, assuming processing recoveries of 98% for copper, 88% for gold and 70% for silver based on processing through New Britannia mill's flotation and tails leach circuits.

6 3 Zone mineral reserves are estimated using a minimum NSR cut-off of C$150 per tonne, assuming processing recoveries of 85% for gold based on processing through New Britannia mill's leach circuit.

7 New Britannia mineral resource estimates have been reported at a minimum true width of 1.5 metres and with a cut-off grade varying from 2 grams per tonne (at the lower part of New Britannia) to 3.5 grams per tonne (at the upper part of New Britannia).

8 Mineral reserves and resources were initially estimated using metal price assumptions that vary marginally over the assumptions used to estimate mineral reserves at Lalor. In the Qualified Person's opinion, the combined impact of these small variations does not have any impact on the mineral reserve and resource estimates.

Snow Lake Regional Deposits - Base Metal Mineral Reserve and Resource Estimates[1],2,3,4,5,6,7	Tonnes	Zn Grade (%)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)
Indicated Resources
Pen II	470,000	8.89	0.3	0.49	7
Talbot	2,190,000	1.79	2.1	2.33	36
Total Indicated (Base Metals)	2,660,000	3.04	1.8	2.01	31
Inferred Resources
Watts	3,150,000	2.58	1.0	2.34	31
Pen II	130,000	9.81	0.3	0.37	7
Talbot	2,450,000	1.74	1.9	1.13	26
Total Inferred (Base Metals)	5,730,000	2.39	1.3	1.78	28

Note: totals may not add up correctly due to rounding.

1 Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

2 Mineral resources do not include factors for mining recovery or dilution.

3 Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator.

4 Watts mineral resources are estimated using a minimum NSR cut-off of C$150 per tonne, assuming processing recoveries of 90% for copper, 80% for zinc, 70% for gold and 70% for silver.

5 Pen II mineral resources are estimated using a minimum NSR cut-off of C$75 per tonne.

6 Watts and Pen II mineral resources were initially estimated using metal price assumptions that vary marginally over the assumptions used to estimate mineral resources at Lalor. In the Qualified Person's opinion, the combined impact of these small variations does not have any impact on the mineral resource estimates.

7 Includes 100% of the Talbot mineral resources reported by Rockcliff Metals Corp. in its 2020 NI 43-101 technical report published on SEDAR. Hudbay currently owns a 51% interest in the Talbot project.

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2022 No. 3

Snow Lake Regional Exploration

Exploration efforts in 2021 increased inferred mineral resources at Lalor and 1901 by 1.1 million tonnes despite delays in underground drill programs caused by COVID-19 related restrictions. This increases the total inferred mineral resources at Lalor and 1901 to 8.1 million tonnes, which have the potential to maintain the 5,300 tonnes per day production level beyond 2028 and further extend the mine life.

Hudbay is actively conducting surface and underground winter drilling activities in the Snow Lake area, primarily focused on the copper-gold rich feeder zone at the 1901 deposit, the drilling gap between 1901 and lens 17 at Lalor, and a high-priority geophysical target located immediately north of Lalor. In addition, the company continues to compile results from ongoing infill drilling programs at Lalor and 1901.

Rosemont and Copper World Projects

The Rosemont and Copper World deposits are 100% owned by Hudbay and are located predominantly on wholly owned private land in Pima County, Arizona.

Current mineral reserves and resources (exclusive of reserves) for Rosemont as of January 1, 2022 are summarized below.

Rosemont Project Mineral Reserve and Resource Estimates[1],2,3,4,5	Tonnes	Cu Grade (%)	Mo Grade (g/t)	Ag Grade (g/t)
Proven	426,100,000	0.48	120	4.96
Probable	111,000,000	0.31	100	3.09
Total Proven and Probable	537,100,000	0.44	116	4.57
Measured	161,300,000	0.38	90	2.72
Indicated	374,900,000	0.25	110	2.60
Total Measured and Indicated	536,200,000	0.29	104	2.64
Inferred	62,300,000	0.30	100	1.58

Note: totals may not add up correctly due to rounding.

1 Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

2 Mineral resources do not include factors for mining recovery or dilution.

3 Blocks were classified as Proven or Probable in accordance with CIM Definition Standards 2014.

4 Mineral reserves were estimated using metal prices of $3.15 per pound copper, $11.00 per pound molybdenum and $18.00 per ounce silver. Metallurgical recoveries of 90% copper, 63% molybdenum and 75.5% silver were applied. No metallurgical recovery of molybdenum and silver from oxide ore is projected. An NSR cut-off value of $6.60 per tonne was assumed, based on process recoveries and total processing and general and administrative operating costs.

5 Mineral resources are constrained within a computer generated pit using the Lerchs-Grossman algorithm and were estimated based on the following long-term metals prices: $3.15 per pound of copper; $11.00 per pound of molybdenum; and $18.00 per ounce of silver. Metallurgical recoveries of 85% copper, 60% molybdenum and 75% silver were applied to sulfide material. Metallurgical recoveries of 40% copper, 30% molybdenum and 40% silver were applied to mixed material. A metallurgical recovery of 65% for copper was applied to oxide material. NSR was calculated for every model block and is an estimate of recovered economic value of copper, molybdenum, and silver combined. Cut-off grades were set in terms of NSR based on current estimates of process recoveries and total processing and general and administrative operating costs of $6.10 per tonne for oxide, mixed and sulfide material.

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2022 No. 3

The Copper World project consists of seven deposits extending over seven kilometres, including Bolsa, Broad Top Butte, Copper World, Peach, Elgin, South Limb and North Limb, with mineralization closer to surface than at Rosemont.

Current mineral resources for the Copper World project as of January 1, 2022 are summarized below.

Copper World Project Mineral Resource Estimates[1],2,3,4,5,6	Tonnes	Cu Grade (%)	CuSS Grade (%)	Mo Grade (g/t)	Ag Grade (g/t)
Potential Flotation Processing Method
Indicated	180,000,000	0.37	0.07	136	2.7
Inferred	91,000,000	0.36	0.05	129	3.8
Potential Leach Processing Method
Indicated	92,000,000	0.34	0.27	-	-
Inferred	51,000,000	0.35	0.27	-	-
Total Resources
Indicated	272,000,000	0.36	0.14	90	1.8
Inferred	142,000,000	0.36	0.13	83	2.4

Note: totals may not add up correctly due to rounding.

1 CIM definitions were followed for the estimation of mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2 Mineral resources are reported within an economic envelope defined by a pit shell optimization algorithm and assuming a selective mining unit of 50x50x50 feet. This pit shell is defined by a revenue factor of 1.0 assuming operating costs adjusted and updated from the 2017 Rosemont Feasibility Study.

3 Mineral resource estimates were reported using a cut-off of 0.1% Cu and were separated by potential processing method into flotation and leach if they respectively had a CuSS/Cu ratio below or above a threshold of 50%.

4 Metal recovery estimates assume that this mineralization would be processed at a combination of facilities, including copper and molybdenum flotation and heap and/or run-of-mine leach pads followed by solvent extraction and electrowinning.

5 CuSS represents the copper grade in oxides.

6 Specific gravity measurements were estimated from core box weights validated by industry standard laboratory measurements.

The global resource estimate for Copper World includes near surface, higher grade indicated mineral resources of 96 million tonnes at 0.57% copper, including 0.27% copper in oxides, and inferred mineral resources of 31 million tonnes at 0.71% copper, including 0.27% copper in oxides. The higher grade resource has the potential to be mined earlier in the mine life. Resources comprise both sulphide and oxide mineralogy that are potentially amenable to flotation and heap leach processing methods, respectively.

Potential Synergies Between Copper World and Rosemont

Approximately 33 million tonnes of inferred mineral resources at the Bolsa deposit were considered to be waste in the resource pit shell used for the NI 43-101 Technical Report Feasibility Study for Rosemont dated March 30, 2017 ("2017 Rosemont Feasibility Study"). For that study, these tonnes were accounted for as pre-stripping since there were no mineralized intersections available at the time. Any ability to convert Bolsa mineral resources to reserves would be expected to result in less waste being mined at Rosemont, thereby reducing costs and energy consumption per tonne of ore mined.

The Rosemont deposit also contains oxide mineralization that was previously classified as waste, which may be able to be processed with the oxide mineralization at Copper World. This would increase metal production while further reducing costs and energy consumption per tonne mined at Rosemont.

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2022 No. 3

It is expected that additional synergies will be identified as Hudbay continues to close the drilling gap between Bolsa and Rosemont.

Continued Regional Exploration Success

The company has increased the number of drill rigs at Copper World to seven to conduct infill drilling and to support future economic studies. There remain several opportunities to further extend economic mineralization within the private land limits at Copper World and Rosemont. As shown in Figure 2, there is opportunity to extend the mineralization north and south of Bolsa through infill drilling to bridge the gaps. There are also potential marginal extensions to the south of the Copper World deposit and to the east of the North Limb and South Limb deposits.

Preliminary Economic Assessment Progressing Well

The technical studies for Copper World are well-advanced and the results will be incorporated into a Preliminary Economic Assessment ("PEA") contemplating the development of the Copper World deposits in conjunction with the Rosemont deposit. The PEA is also expected to reflect preliminary expectations of potential synergies between Copper World and Rosemont. Hudbay is on track to publish the PEA results in a NI 43-101 Technical Report in the first half of 2022.

Mason Project

The Mason project is a large greenfield copper deposit located in the historic Yerington District of Nevada and is one of the largest undeveloped copper porphyry deposits in North America. Mason's measured and indicated mineral resources are comparable in size to Constancia and Rosemont. Hudbay views the Mason project as a long-term option for future development and a strong component of its pipeline of long-term growth opportunities. Since acquiring Mason, Hudbay has consolidated a prospective package of patented and unpatented mining claims contiguous to the Mason project and has advanced a number of technical studies including a revised resource model and PEA.

The Mason PEA was completed in April 2021 and contemplates a 27-year mine life with average annual copper production of approximately 140,000 tonnes over the first ten years of full production. At a copper price of $3.25 per pound, the after-tax net present value using a 10% discount rate is $773 million and the internal rate of return is 15%.

There is opportunity to further enhance the project economics through exploration for higher grade satellite deposits on Hudbay's prospective land package in Nevada, including Mason Valley. The Mason Valley property hosts several historical underground copper mines that were in production in the early 1900s. Much of the Mason Valley property is located on Hudbay's wholly owned private lands and contains highly prospective skarn mineralization. An initial drill program to test the Mason Valley skarn properties is planned for late 2022.

Current mineral resource estimates for Mason as of January 1, 2022 are summarized below.

Mason Project Mineral Resource Estimates[1],2,3,4,5	Tonnes	Cu Grade (%)	Mo Grade (g/t)	Au Grade (g/t)	Ag Grade (g/t)
Measured	1,417,000,000	0.29	59	0.031	0.66
Indicated	801,000,000	0.30	80	0.025	0.57
Total Measured and Indicated	2,219,000,000	0.29	67	0.029	0.63
Inferred	237,000,000	0.24	78	0.033	0.73

Note: totals may not add up correctly due to rounding.

1 Mineral resource estimates that are not mineral reserves do not have demonstrated economic viability.

2 Mineral resource estimates do not include factors for mining recovery or dilution.

3 Metal prices of $3.10 per pound copper, $11.00 per pound molybdenum, $1,500 per ounce gold, and $18.00 per ounce silver were used to estimate mineral resources.

4 Mineral resources are estimated using a minimum NSR cut-off of $6.25 per tonne.

5 Mineral resources are based on resource pit designs containing measured, indicated, and inferred mineral resources.

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2022 No. 3

777 Mine

The 777 mine is scheduled to close in June 2022 after more than 17 years of steady operations. The mine is expected to operate at approximately 2,700 tonnes per day with a continued focus on mining out the remaining reserves by completing the necessary ground rehabilitation to access old workings and remnant stopes. In connection with the depletion of reserves at 777, Hudbay will be commencing the closure of the Flin Flon complex, including decommissioning the 777 mine and Flin Flon zinc plant. The Flin Flon mill and tailings facilities will be put on care and maintenance. The company expects to spend approximately $25 million in 2022 on costs related to the closure of the Flin Flon complex and the transition to care and maintenance. These costs are expected to be recorded as other operating expenses, and approximately half of these costs relate to closure and transition costs in the second and third quarters of 2022, while the remainder relates to care and maintenance costs in the second half of 2022.

Current mineral reserves for the 777 mine as of January 1, 2022 are summarized below. There are no mineral resource estimates exclusive of mineral reserve estimates for 777.

777 Mine Mineral Reserve Estimates[1]	Tonnes	Cu Grade (%)	Zn Grade (%)	Au Grade (g/t)	Ag Grade (g/t)
Mineral Reserves
Proven	459,000	1.24	5.01	1.78	32
Total Proven Reserves	459,000	1.24	5.01	1.78	32

Note: totals may not add up correctly due to rounding.
1 Metal prices of $1.32 per pound zinc (includes premium), $1,800 per ounce gold, $4.00 per pound copper, and $24.00 per ounce silver with an exchange rate of 1.27 C$/US$ were used to confirm the economic viability of the mineral reserve estimates.

Flin Flon Tailings Reprocessing Opportunity

Hudbay is exploring an opportunity to potentially reprocess the Flin Flon tailings in the future. In early January 2022, the company commenced a confirmatory drill program on the tailings facility in Flin Flon. Pending positive metallurgical results, the company plans to advance the project with the completion of a PEA. This opportunity could utilize the Flin Flon concentrator, with modifications, after the closure of the 777 mine, creating operating and economic benefits in northern Manitoba and Saskatchewan. It could also provide the opportunity to redesign the closure plans, increase metal production, defer or reduce certain closure costs and reduce the environmental impacts of the tailings facility.

Other Corporate Updates

Hudbay has been experiencing limited rail car availability in Manitoba due to recent weather-related impacts and higher-than-normal railcar demand in the rail network in Canada. As a result, first quarter sales volumes in Manitoba are likely to be impacted, and any resulting excess copper concentrate and refined zinc inventory buildup is expected to normalize during the second quarter of 2022.

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2022 No. 3

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the company's material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Vice President, Exploration and Geology. Mr. Tavchandjian is a qualified person pursuant to NI 43-101. Additional details on the company's material mineral projects, including a year-over-year reconciliation of reserves and resources, is included in Hudbay's Annual Information Form for the year ended December 31, 2021 (the "AIF"), which is available on SEDAR at www.sedar.com.

The Mason PEA is preliminary in nature, includes inferred resources that are considered too speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the preliminary economic assessment will be realized.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Canadian reporting requirements for disclosure of mineral properties are governed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

For this reason, information contained in this news release containing descriptions of the company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. For further information on the differences between the disclosure requirements for mineral properties under the United States federal securities laws and NI 43-101, please refer to the company's AIF, a copy of which has been filed under Hudbay's profile on SEDAR at www.sedar.com and the company's Form 40-F, a copy of which will be filed on EDGAR at www.edgar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, expectations regarding first quarter sales volumes in Manitoba and the normalization of the inventory buildup in the second quarter, expectations regarding the impact of COVID-19 and inflationary pressures on the cost of operations, financial condition and prospects, expectations regarding the Copper World project, including future drill programs, potential synergies with Rosemont and the timeline for completing a preliminary economic assessment, expectations regarding the Snow Lake gold strategy, including  anticipated timelines for achieving target throughput and recoveries at the New Britannia mill, increasing the mining rate at Lalor to 5,300 tonnes per day and implementing the Stall mill recovery improvement program, expectations regarding the  Flin Flon closure process and the transition of personnel and equipment to Snow Lake, expectations regarding the potential to reprocess Flin Flon tailings in the future and the possible benefits of such a project, the potential and Hudbay's anticipated plans for advancing the mining of its properties surrounding Constancia and elsewhere in Peru, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

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The material factors or assumptions that Hudbay has identified and applied in drawing conclusions or making forecasts or projections are set out in the forward-looking information include, but are not limited to:

  Hudbay's ability to continue to operate safely and at full capacity despite COVID-19 related challenges;
  the availability, global supply and effectiveness of COVID-19 vaccines, the effective distribution of such vaccines in the countries in which the company operates, the lessening of restrictions related to COVID-19, and the anticipated rate and timing for each of the foregoing;
  the ability to achieve production and cost guidance;
  improved railcar availability in Manitoba in the second quarter;
  no significant interruptions to operations due to COVID-19 or social or political unrest in the regions Hudbay operates;
  a positive preliminary economic assessment in respect of Copper World will present opportunities to unlock value at Rosemont;
  the successful outcome of the Rosemont litigation;
  the ability to ramp-up the New Britannia mill to target throughput and recoveries and achieve the anticipated production;
  the economic prospects of reprocessing Flin Flon tailings;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of Hudbay's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of business and growth strategies, including the success of the company's strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the labour unions that represent certain of Hudbay's employees in Manitoba and Peru;
  maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

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  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with COVID-19  and its effect on the company's operations, financial condition, projects and prospects, uncertainties related to the closure of the 777 mine and the Flin Flon operations, the direct and indirect impacts of the change in government in Peru, future uncertainty with respect to the Peruvian mining tax regime and social unrest in Peru, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation in the current inflationary environment), uncertainties related to the development and operation of Hudbay's projects, risks related to the ongoing Rosemont litigation process and other legal challenges that could affect Rosemont or Copper World, risks related to the new Lalor mine plan, including the continuing ramp-up of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the technical and economic prospects of reprocessing Flin Flon tailings, the potential that additional financial assurance will be required to support the updated Flin Flon closure plan, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets that may affect its ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the headings "Financial Risk Management" and "Outlook" in Hudbay's Management's Discussion and Analysis for the year ended December 31, 2021 and "Risk Factors" in Hudbay's most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

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About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver), zinc metal and silver/gold doré. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

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Figure 1: Constancia Norte Underground Mine Design

Additional inferred mineral resource estimate of 6.5 million tonnes at 1.2% copper defined in two high grade skarn lenses (North Skarn and South Skarn) located below the open pit in the Constancia Norte area. The planned underground access and surface infrastructure is located entirely outside of the reserves pit design.

Figure 2: Copper World Continued Exploration Potential
Further potential exists to extend economic mineralization within private land limits at Copper World, including bridging the gap to the north and south of the Bolsa deposit and extending mineralization to the south of the Copper World deposit and to the east of the North Limb and South Limb deposits.